SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2004

Commission File Number 000-50778

                                  Hemosol Corp.
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                 (Translation of registrant's name into English)

         2585 Meadowpine Boulevard, Mississauga, Ontario, Canada L5N 8H9
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F: Form 20-F  X   Form 40-F
                                                 ---             ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes      No  X
    ---     ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-___________________.

The following is included in this Report on Form 6-K:

1. Press Release, dated December 21, 2004.










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
    HEMOSOL RECEIVES EXTENSION FROM NASDAQ TO REGAIN COMPLIANCE WITH LISTING
                                  REQUIREMENTS

TORONTO, ON, DECEMBER 21, 2004 - Hemosol Corp. (NASDAQ: HMSL, TSX: HML) today announced that it received from NASDAQ an additional 180 day extension (to June 16, 2005) to regain compliance with NASDAQ's minimum bid price requirement. The notice of the 180-day extension follows an initial notice from NASDAQ on June 21, 2004 that the Company had until December 20, 2004 to regain compliance with NASDAQ's minimum bid price requirement and that the Company may qualify as of such date for an additional 180 day extension of the compliance period.

ABOUT HEMOSOL
Hemosol is a biopharmaceutical company focused on the development and manufacturing of biologics, particularly blood-related proteins. Hemosol has a broad range of novel therapeutic products in development, including oxygen therapeutics and protein-based therapeutics to treat certain infectious diseases, cancers and anemia.

For more information visit Hemosol's website at www.hemosol.com.

Hemosol's common shares are listed on the NASDAQ Stock Market under the trading symbol "HMSL" and on the Toronto Stock Exchange under the trading symbol "HML".

Contact:     JASON HOGAN
             Investor & Media Relations
             416 361 1331
             800 789 3419
             416 815 0080 fax
             ir@hemosol.com
             www.hemosol.com

Certain statements concerning Hemosol's future prospects are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable securities legislation. There can be no assurances that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include, but are not limited to: Hemosol's ability to successfully implement the Cascade technology and commercialize products derived therefrom; Hemosol's ability to obtain additional financing; Hemosol's ability to obtain regulatory approvals for its products; Hemosol's ability to successfully complete clinical trials for its products; Hemosol's ability to enter into satisfactory arrangements for the supply of materials used in its manufacturing operations and the sale of resulting products to customers; technical, manufacturing or distribution issues; the competitive environment for Hemosol's products and services; the degree of market penetration of Hemosol's products; Hemosol's ability to attract and retain clients for its bio-manufacturing services; and other factors set forth in filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. These risks and uncertainties, as well as others, are discussed in greater detail in the filings of Hemosol with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Hemosol makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.


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
                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   HEMOSOL CORP.


                                   By: /s/ Lee D. Hartwell
                                      ------------------------------------------
                                      Name:  Lee D. Hartwell
                                      Title: President, Chief Executive Officer
                                             and Chief Financial Officer

Date:  December 22, 2004









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